Form 51-102F3
Material Change Report

Item 1.  Name and Address of Company

SilverCrest Metals Inc. (the "Company")

Suite 501, 570 Granville Street

Vancouver, British Columbia

Canada  V6C 3P1

Item 2. Date of Material Change

February 2, 2021

Item 3. News Release

News Release dated February 2, 2021 was disseminated through PR Newswire.

Item 4. Summary of Material Change

On February 2, 2021, the Company announced positive results from an independent feasibility study, including an updated mineral resource estimate and an initial mineral reserve estimate, for the Company's Las Chispas Project in Sonora, Mexico and filed a technical report entitled "NI 43-101 Technical Report & Feasibility Study on the Las Chispas Project" with an effective date of January 4, 2021.

Item 5.1  Full Description of Material Change

On February 2, 2021, the Company announced positive results from a feasibility study for the Company's Las Chispas Project ("Las Chispas") in Sonora, Mexico and filed a technical report entitled "NI 43-101 Technical Report & Feasibility Study on the Las Chispas Project" with an effective date of January 4, 2021 (the "Las Chispas Technical Report") on SEDAR and EDGAR. The Las Chispas Technical Report provides details of the feasibility study for Las Chispas and includes an updated mineral resource estimate and an initial mineral reserve estimate. The Las Chispas Technical Report was prepared in compliance with National Instrument 43-101 by Ausenco Engineering Canada Inc. with the assistance of several other independent engineering companies and consultants.

Attached to this Material Change Report is the summary of the Las Chispas Technical Report which is a direct extract and reproduction of the complete summary contained in the Las Chispas Technical Report, without material modification or revision.

The entire Las Chispas Technical Report is incorporated by reference into this Material Change Report. The Las Chispas Technical Report is not contained within, nor attached to, this report, but may be accessed under the Company's profile at www.sedar.com (posted on February 2, 2021 under Document Type, "Technical report (NI 43 101)-English", or on the Company's website at www.silvercrestmetals.com.

Item 5.2 Disclosure for Restructuring Transactions

 Not applicable.

Item 6. Reliance on subsection 7.1(2) of National Instrument 51-102

 Not applicable.

Item 7. Omitted Information

 Not applicable.

Item 8. Executive Officer

Anne Yong, Chief Financial Officer

Telephone:  (604) 694-1730

Item 9. Date of Report

February 8, 2021

2

1 Summary

1.1 Introduction

SilverCrest Metals Inc. (SilverCrest) commissioned Ausenco Engineering Canada Inc. (Ausenco) to compile a Technical Report (the Report) and feasibility study (the Feasibility Study) on the Las Chispas Project (the Project), located in Sonora, Mexico. The effective date (the Effective Date) of the Report is January 4, 2021.

1.2 Terms of Reference

The Report supports disclosures by SilverCrest in the news release dated February 2, 2021, entitled "SilverCrest Announces Positive Feasibility Study Results and Technical Report Filing for the Las Chispas Project".

The firms and consultants who are providing Qualified Persons (QPs) responsible for the content of the Report are, in alphabetical order, Ausenco, G Mining Services Inc. (GMS), Hydro-Ressources Inc. (HRI), P&E Mining Consultants Inc. (P&E), Rockland Ltd. (Rockland), and Wood Environment & Infrastructure Solutions, Inc. (Wood).

All units of measurement in the Report are metric, unless otherwise stated. The monetary units are in US dollars, unless otherwise stated.

Mineral Resources and Mineral Reserves are reported in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards for Mineral Resources and Mineral Reserves (the 2014 CIM Definition Standards).

Although the Report assumes a targeted timeline for initial operation and ramp-up of production from the Project, calendar years used in the economic analysis are provided for conceptual purposes only.

1.3 Project Setting

The city of Hermosillo is approximately 220 km southwest of the Project, or a three-hour drive; Tucson, Arizona is approximately 350 km northwest of the Project, or a five-hour drive; and the community and large copper mine in Cananea is located approximately 150 km to the north along Highway 89, or a two-and-a-half-hour drive. The closest villages are Banamichi, 25 km to the southwest, and Arizpe, located approximately 12 km to the northeast.  The closest resident to the Project, a single ranch house, is 10 km to the west.

Mining supplies and services are readily available from the towns of Cananea, Hermosillo, and Tucson. Labour and skilled workforces exist in the nearby communities, including Banamichi and Arizpe, for which housing and transportation routes could be established to support a mining operation.  Provision of grid power for the planned mining operation is in the permitting process, with construction anticipated to begin in 2021 and be completed before production start-up.

The Project is accessed from the community of Arizpe via secondary gravel roads, approximately 10 km off the paved highway. Currently, crossing the Rio Sonora is required.  The water levels in the river are typically low and easily passed but can raise to temporary unpassable levels following major rain events.  A road bridge is planned to be constructed in 2021. The remainder of the road has been upgraded by dozer/grader.

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The climate is typical for the Sonoran Desert, with a dry season from October to May. Seasonal temperatures vary from approximately 0°C to 40°C.  Average rainfall is estimated at 300 mm/year.  Operations are planned to be conducted year-round.

The Project is located on the western edge of the north-trending Sierra Madre Occidental mountain range geographically adjacent to the Sonora Valley. Surface elevations range from 950 metres above sea level (masl) to approximately 1,375 masl.

Drainage valleys generally flow north to south, and east to west towards the Rio Sonora. During the rainy season, flash flooding can occur in the area.

Vegetation is scarce during the dry season and limited primarily to juvenile and mature mesquite trees and cactus plants. During the wet season, various blooming cactus, trees, and grasses are abundant in drainage areas and on hillsides.

1.4 Property Description and Location

The Las Chispas Property consists of 28 mineral concessions, totalling 1,400.96 ha, which are held by SilverCrest's Mexico subsidiary Compañía Minera La Llamarada S.A. de C.V. (LLA).  Concessions have expiry dates that run from 2022-2067. One concession is in the grant process, and one concession is the subject of legal proceedings following cancellation. The mineral concessions that host the Mineral Resources and Mineral Reserves are in good standing.  At the Report Effective Date, all required mining duties were paid.

The surface rights overlying the Las Chispas Property mineral concessions and road access from local highway are either owned by LLA or held by LLA under a negotiated 20-year lease agreement with the Ejido Bamori.  LLA has purchased the Cuesta Blanca and Babicanora ranches and signed a 20-year lease agreement for a portion of the Tetuachi Ranch.  Surface rights are sufficient for the proposed life of mine (LOM) plan and include the locations of necessary infrastructure as presented in the Report.

A 2% royalty is payable on the Nuevo Lupena and Panuco II concessions for material that has processed grades of ≥0.5 oz/tonnes gold and ≥ 40 oz/tonnes silver, combined. These concessions do not include Mineral Reserves.

The Feasibility Study assumes that production water will be from the 900 level (900 m from surface or 850 masl) of the historical Las Chispas Mine and from the Sonora Valley. This combined source of water is considered to be reflective of the regional water table, has been tested, and is adequate in quantity and quality for production purposes. LLA has sufficient water rights for operations.

1.5 History

Historical records indicated mining around the Project started as early as the 1640s. There are incomplete historical records available on mining activities in the 1800s and 1900s. A number of small mines were operated during the period 1900-1930.  There is a gap in mining activity records for Las Chispas between the mid-1930s through to 1974.  A small mill operated offsite from 1974 to 1984, treating material from historical mine dumps.

Minefinders Corporation Ltd. (Minefinders) conducted geological mapping and a geochemical sampling program comprising stream sediment and bulk-leach extractable gold (BLEG) samples, underground and surface rock chip sampling, and drilling of seven (7) reverse circulation (RC) drill holes (1,842.5 m) to test potential mineralization adjacent to the Las Chispas mineralized northwest-southeast trend. Drill results were not encouraging.

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SilverCrest's subsidiary obtained the rights to the Project in 2015. Exploration work completed to the Effective Date included 1,626 (426,441.5 m) core drill holes, surface and underground mapping and sampling, rehabilitation of underground workings, auger and trench sampling of historical mine dumps, Mineral Resource estimations, environmental baseline and supporting studies, initiation of permitting activities, metallurgical testwork approximately 9 km of underground development and completion of a Preliminary Economic Assessment (the PEA) (Tetra Tech, 2019). The Feasibility Study was commissioned in late 2019, and the Report discusses the results of that study.

1.6 Geological Setting and Mineralization

Mineral deposits in the Las Chispas district are classified as gold and silver, low to intermediate sulphidation epithermal systems, typical of many deposits in Sonora, Mexico.

In northwestern Mexico, much of the exposed geology can be attributed to the subduction of the Farallon Plate beneath the North American Plate and related magmatic arc volcanism.  The host rocks to mineralization in the Las Chispas district are generally pyroclastic, tuffs, and rhyolitic flows interpreted to be members of the Lower Volcanic Complex. Locally, volcanic pyroclastic units mapped within the underground workings include rhyolite, welded rhyodacite tuff, lapilli (lithic) tuff, and volcanic agglomerate.

All rock types in the Project area show signs of extensive hydrothermal alteration.  Thin section and TerraSpec™ hyperspectral studies identified alteration consistent with argillic and advanced argillic alteration.  Alteration minerals identified include smectite, illite, kaolinite, chlorite, carbonate, iron oxy/hydroxides, probable ammonium, gypsum/anhydrite, silica, and patch trace alunite.

Generally, the host rocks are above the existing water table. Oxidation of sulphides is observed from near-surface to depths greater than 300 m and the presence of secondary minerals is recorded from the Las Chispas historical underground workings approximately 60 m to 275 m in depth from the surface.  Strong and pervasive near-surface oxidation is noted to occur in the Babicanora Area, where host rocks experienced faulting and advanced weathering to limonite, hematite, and clays.

Regionally, the Project is situated in an extension basin related to a Late Oligocene half-graben of the Rio Sonora basin. Multiple stages of normal faulting affect the basin.  The main structures are steep, west-dipping (80°) and sub-parallel to the Granaditas normal fault, which is located along the western margin of the Project, striking approximately 30°. The basin is further cross-cut by younger northwest-southeast trending normal faults that dip to the southwest, creating both regional and local graben structures. Locally, the graben structures are complicated by probable caldera collapse. Three structural controls, excluding bedding contacts, are considered to influence alteration and mineralization:

  150-170° striking and are inclined at approximately 65-75° to the southwest;

  340-360° striking and are inclined 75° west to 75° east; and,

  210-230° striking and are inclined 70-85° to the northwest.

Mineralization is hosted in hydrothermal veins, stockwork, and breccia. Emplacement of the mineralization is influenced by fractures and low-pressure conduits formed within the rocks during tectonic movements.  Mineralization can be controlled lithologically along regional structures, local tension cracks, and faulted bedding planes. Brecciated mineralization formed in two ways: 1) in zones of low pressure as hydrothermal breccia; and 2) as mechanical breccias.  These breccia types are interpreted to occur at the intersection of two or more regional structural trends.  The mineralization is 0.10-10 m in true width, and typically encompasses a central quartz ± calcite mineralization corridor with narrow veinlets within the adjacent fault damage zone.  Stockwork and breccia zones are centred on structurally controlled hydrothermal conduits.

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Generally, it appears that epithermal mineralization is higher in the system (closer to the paleo-surface) on the west side (e.g., La Victoria Vein and historical mine) of the Las Chispas district compared to the east side (e.g., Granaditas Vein and historical mine), where there is an observed increase in base metal content.

Argentite is the principal silver mineral. Electrum and native silver can be present. Silver is associated with galena, pyrite ± marcasite and chalcopyrite. Gold occurs as native flakes and in association with pyrite and chalcopyrite. Locally, gold and silver values have a strong correlation with each other.  Base metal contents are low in veins.

The Las Chispas district is divided into the Las Chispas Area and the Babicanora Area, and currently has 45 separate epithermal veins identified. Mineral Resources were estimated for 21 veins, and Mineral Reserves for 15 veins of which six veins (Babicanora Main, Babicanora FW, Babicanora Norte, Babicanora Sur, Babi Vista and Las Chispas) contain the majority of the Mineral Reserves.

1.7 Drilling and Sampling

SilverCrest completed a number of drilling program phases in the period 2016-2020.

The Phase I (March 2016 to October 2016) drilling program targeted near-surface mineralization, lateral extensions of previously mined areas, and potential deep extensional mineralization proximal to the historical workings.

The Phase II (October 2016 to February 2018) drilling program focused on surface drilling at the Las Chispas, Babicanora Main, William Tell, and Giovanni veins and on underground drilling at the Las Chispas and Babicanora area veins. New targets, such as the La Varela, La Blanquita, Granaditas, and Amethyst veins were drill-tested.

The Phase III (February 2018 to February 2019) drilling program focused on surface drilling at the Babicanora Main, Babicanora FW, Babicanora HW, Babicanora Norte, Babicanora Sur, Granaditas, Luigi, and Giovanni veins and underground drilling at the Las Chispas Vein. Newly tested targets for the Phase II drilling program included the Babicanora Norte, Babicanora Sur, Granaditas, Luigi, Amethyst and Ranch veins.

The Phase III Extended (February 2019 to October 2020) drilling program was an infill program to support increased confidence for Mineral Resource classification upgrades, and test for expansion of multiple veins. A systematic drill hole vein piercing pattern of approximately 35 m by 35 m was used to support conversion of Inferred Mineral Resources to the Indicated category. Newly tested targets for Phase III Extended drilling program included the Babi Vista Vein and Babi Vista Vein Splay.

Surface collar locations were initially surveyed using a handheld global positioning system (GPS) unit and then professionally surveyed by a local contractor. A survey was completed by external consultant David Chavez Valenzuela in October 2018. The most recent surveys were completed by Precision GPS S.A. de C.V. (Precision GPS) from Hermosillo, Sonora, Mexico. The survey provided drill collar locations, information on roads, and additional detail on property boundaries.

Underground drill hole collars were surveyed by Precision GPS using the underground control points established for each of the workings. All holes were downhole surveyed as single-shot measurements with a Flex-it tool starting at 15 m with measurements at every 50 m to determine deviation. The survey measurements were monitoring downhole deviations and significant magnetic interference from the drill rods that would prevent accurate readings.

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For a newly discovered vein, the first 10 drill holes were completely sampled.  Additional drill holes could be entirely sampled, if such sampling were needed to establish a better understanding of geology and mineralization. Sample intervals were laid out for mineralization, veining, and structure. Approximately 10 m before and after each mineralization zone was included in the sampling intervals. A minimum of 0.5 m sample lengths of mineralization material was taken up to a maximum of 3 m in non-mineralization rock.  Each sample interval was either split using a hand splitter or cut using a wet core saw, perpendicular to veining, where possible, to leave representative core in the box and to reduce any potential bias in the sampled mineralization submitted with the sample.

Chip samples and/or channel samples were collected from historical underground workings and newly developed in-vein drifting.  Samples were collected using a small sledgehammer, a hand maul/chisel, and a small tarp on the floor to collect the chips, or a power saw for channeling.  Sampling was conducted at random within the existing historical muck and material stockpiles in the Las Chispas, William Tell, and Babicanora historical workings. Sample collection was completed by hand or shovel, from near surface material, as non-selective collection to represent both the fine and coarse fragment portions of the muck piles.  Auger sampling, completed as a test program, was conducted on nominal 1 m depth intervals in selected surface mineralized rock dumps. Due to a combination of large rocks and low recovery, the auger program was discontinued.  Trenches were initially hand excavated to approximately 0.5 m in the face of the mineralization rock dumps with collection of samples every 1 m. Subsequently, mechanical trenching was completed on all accessible historical dumps.  A backhoe was used to dig trenches approximately 1.5 m deep and pile the excavated material next to the trench for sampling and description. Sample weights were 3-5 kg.

A total of 641 bulk density measurements were collected on site by SilverCrest using the water immersion method. Seventy-two (72) samples were tested by ALS Chemex (ALS) based in Hermosillo, Mexico for wax-coated bulk density to validate the on-site measurements.  In November 2018, two samples were collected and sent by SilverCrest to Geotecnia del Noroeste S.A. de C.V. based in Hermosillo, for wax coated dry bulk density testing. The bulk density ranged from 4.02 t/m3 with a mean value of 2.52 t/m3.  A uniform mean bulk density of 2.55 t/m³ was applied to all rock types in the Mineral Resource estimate based on the results of the bulk density test work completed by SilverCrest and the two laboratories.

All primary assays were completed by ALS in Hermosillo, ALS in Vancouver, BC, Canada, and Bureau Veritas Minerals Laboratories (Bureau Veritas, formally Inspectorate Labs) in Hermosillo. Check assays were performed by SGS de Mexico S.A. de C.V in Durango, Mexico (SGS Durango). These laboratories are independent of SilverCrest and hold accreditations for selected analytical techniques.

All samples were crushed to 75% (ALS) or 70% (Bureau Veritas) minus 2 mm, then mixed and split with a riffle splitter. A split from all samples was then pulverized to 80% (ALS) or 85% (Bureau Veritas) minus 75 µm. All pulverized splits were submitted for multi-element aqua regia digestion with inductively coupled plasma (ICP)-mass spectrometry (MS) detection, and for gold fire assay (FA) fusion with atomic absorption spectroscopy (AAS) detection.

Samples returning grades above the upper detection limit of >100 gpt Ag from ICP analysis were re-run using aqua regia digestion and ICP-atomic emission spectroscopy (AES) detection and diluted to account for grade detection limits (<1,500 gpt).  Where silver grades were ≥1,500 gpt, the sample was re-run using FA with gravimetric detection.  During the Phase II drilling program, where gold values >1 gpt, the samples were re-run using FA with gravimetric detection, and where gold values were >10 gpt, the samples were re-run using 30 g FA with AAS detection.  Samples returning grades >10,000 ppm Zn, Pb or Cu from ICP-MS analysis were re-run using aqua regia digestion with ICP-AES finish.

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The quality assurance/quality control (QA/QC) program consisted of certified reference material (CRM), and blank sample insertions at a rate of 1:50 for all sample types being collected, and insertion of duplicate samples for some underground chip samples, core pulps and coarse rejects.  CDN Resource Laboratories Ltd. Was the source of the CRMs.  The blank samples were collected from a local silica cap.

The sample preparation, analysis, and security program implemented by SilverCrest was designed with the intent to support collection of a large volume of data. Sample collection and handling routines were well documented. The laboratory analytical methods, detection limits, and grade assay limits are suited to the style and grade of mineralization. The QA/QC methods implemented by SilverCrest enabled assessment of sample security, assay accuracy, and potential for contamination. The QP reviewed sample collection and handling procedures, laboratory analytical methods, QA/QC methods, and QA/QC program results and believes these methods are adequate to support the current Mineral Resource estimate.

1.8 Data Verification

SilverCrest developed an extensive dataset that is saved and managed using GeosparkTM management software. P&E reviewed the data compilation and audited the GeosparkTM database.  P&E conducted verification of the Las Chispas databases for gold and silver by comparison of the database entries with assay certificates in comma-separated values (csv) file format, obtained directly from ALS Webtrieve. Assay data were verified for five separate datasets: Las Chispas, Las Chispas Underground, Babicanora Underground, William Tell Underground and Babi Vista.

P&E also validated the drill hole database by checking for inconsistencies in analytical units, duplicate entries, interval, length or distance values less than or equal to zero, blank or zero-value assay results, out-of-sequence intervals, intervals or distances greater than the reported drill hole length, inappropriate collar locations, survey and missing interval and coordinate fields. A few errors were identified and corrected in the database.

The QP believes the database provided by SilverCrest is reliable and the QP does not consider the few minor discrepancies encountered during the verification process to be of material impact to the data supporting the Mineral Resource estimate.

1.9 Mineral Processing and Metallurgical Testwork

Two metallurgical testwork programs were undertaken in August 2017 and November 2018 in support of the previous evaluations of the Project prior to start of the Feasibility Study. Both programs were completed at SGS Durango. These earlier test programs highlighted the preferred process options to be evaluated and provided context for selection of drill cores and preparation of composite samples for further, more detailed testing.

In 2019, selected samples of mineralization from the Las Chispas deposit, which had either been used in the previous two series of tests at the SGS Durango facility or were new samples from various drill programs at site, were shipped to SGS Lakefield Research in Ontario, Canada (SGS Lakefield), for further metallurgical testing to support the Feasibility Study. The SGS laboratory facilities in Mexico and in Canada are well respected for their metallurgical testwork, and are independent of SilverCrest. There is currently no facility that accredits metallurgical testwork methods.

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The materials tested in support of the Feasibility Study were considered to be representative of the Las Chispas deposit, both with respect to the global average materials characteristics, and also with respect to high-grade, low-grade (and waste) and known high-clay containing zones within the deposit.

In summary, work completed from 2019 to the Effective Date of the Report, in support of the Feasibility Study included: chemical and mineralogical analysis of the feed samples; comminution testwork; investigation of pre-concentration options, including gravity separation and flotation; cyanide leaching of concentrate and tailings fractions from both gravity and flotation pre-concentration options; solid-liquid separation testing; precious metals recovery testing (Merrill Crowe process); cyanide destruction testing; and variability testing across key unit operations for selected lithologies and veins.

In 2019 and early 2020, over 200 variability and composite leach tests were complete with a gravity pre-concentration step. The testwork followed a proposed flowsheet incorporating: comminution; gravity pre-concentration; cyanide leaching of the gravity concentrate and tailings fractions; counter-current decant (CCD) washing of the leach residue, and ultimately cyanide detoxification of the tailings slurry prior to filtration and long term storage; and Merrill Crowe recovery of precious metals and conventional smelting to generate a doré.

Overall, high recoveries for this work were achieved at laboratory scale by application of conventional, commercially proven processes. However, due to the brittle nature of the silver sulphide mineral, argentite, there was a concern that the mineral could overgrind in practice and result in reduced gravity recovery. Therefore, pre-concentration using flotation was pursued, and favourable results were gained from 40 additional flotation tests:

  Gravity concentration: 40-50% gold and silver recovery and 4% mass pull; and

  Flotation concentration: 60-80% gold and silver recovery and 2% mass pull.

An extensive campaign was commissioned in mid-2020 to provide confidence in gold and silver extractions upon cyanidation. This included evaluation of the response of high-grade mineralization and samples with elevated antimony values. Overall recovery, under the most promising conditions tested, ranged from 98-99% for gold and 91-97% for silver.

For this Feasibility Study, a flowsheet incorporating flotation followed by separate cyanidation of the concentrate and tailings was considered to be the most appropriate design for the mineralization at Las Chispas. Over the range of samples tested, overall gold recovery was determined to be relatively insensitive to grade, such that use of an average recovery value of 97.6% would be appropriate. Silver recovery varied linearly with increasing grade, is relatively predictable, and therefore was estimated at 94.3% on the basis of the grade determined for the LOM.

1.10 Mineral Resource Estimation

Mineral Resource Estimates were prepared by P&E for potential underground mining of in-situ vein deposits at the Las Chispas and Babicanora Areas, and for surface extraction of stockpiles which remain from historical operations.

All drilling, surveying (collar and downhole) and assay data were provided by SilverCrest in the form of Microsoft Excel data files up to and including a data cut-off date of October 16, 2020.  The database consisted of surface drill holes, underground drill holes and underground channel and chip samples for the in-situ narrow veins and included surface surveys with assay data for surface channel and RC samples for the historical stockpiles.

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Mineralized vein wireframes were interpreted and constructed by SilverCrest and verified by the QPs. Some adjustments to the wireframes were made as a result of the reviews, and the QP considered the wireframes to be reasonable and suitable for Mineral Resource estimation.

Vein models, representing the continuous zone of structurally-hosted gold and silver mineralization and the structural extensions of the veins, were developed using the drill core field logs and assays. All veins were constrained to a minimum true width of 0.5 m.  Solids were manually clipped in the initial Mineral Resource modelling stage to include mineralized areas with ≥150 gpt AgEq (where AgEq = Ag gpt + Au gpt * 75.0).  In some cases, samples <150 gpt AgEq were included to maintain mineralized continuity and minimum true width. Zones of internal waste were delineated within the mineralization veins where there was a minimum true thickness of 1.5 m of <150 gpt AgEq across two or more adjacent drill holes. A surveyed topographical surface was provided by SilverCrest.  All mineralization veins were clipped above the surface. Areas of historical mining and significant internal waste zones were clipped from the related vein wireframes.

A unique rock code was assigned to each rock type in the Mineral Resource model.  Assays were constrained by a wireframe and back coded in the assay database with rock codes that were derived from intersections of the clipped mineralized solids and drill holes. A 0.5 m compositing length was selected for the drill hole intervals that fell within the wireframe domains. Grade capping and high-grade transition analyses for gold and silver were undertaken on the composites using log-normal histograms and log-probability plots. The high-grade transition consisted of a restrictive search ellipse and a maximum limiting composite value. Variography analyses were performed using the gold and silver composites within each individual vein wireframe as a guide to determining a grade interpolation search distance and ellipse orientation strategy.

The block model consisted of separate model attributes for estimated gold and silver grades, rock type (mineralization domains), volume percent, bulk density, AgEq value, and classification.  All blocks in the rock type block model were initially assigned a waste rock code. The mineralization domain was used to code all blocks within the rock type block model that contained ≥0.01% volume within the domain. These blocks were assigned individual rock type codes.

Gold and silver grade blocks were interpolated using inverse distance weighting to the third power (ID3). Multiple passes were executed for the grade interpolation to progressively capture the sample points to avoid over-smoothing and preserve local grade variability.  Pass 0 was interpolated with underground samples, when available; Pass 1 and 2 were interpolated with capped composites derived from clipped wireframes for blocks coded with clipped solids. Pass 3 was interpolated with composites derived from unclipped solids for blocks coded with unclipped solids. At the intermediate stage of grade block estimation (May 2020), the AgEq block values were calculated with the following formula which were based on prevailing metal price averages and process recoveries at that time:

  AgEq gpt = Ag gpt + (Au gpt x 83.7).

Models were validated using on-screen visual examination of composites and block grades on successive plans and sections, the ID3 estimate was compared to a nearest-neighbour (NN) estimate, and the ID3 and NN estimates were compared against the composites using swath plots. ID3 was chosen as the preferred interpolation method based on maintaining some high-grade variability within a hard boundary wireframe to develop a better mine plan for blending material for processing.

For the Babicanora Main Vein, estimates were generated and compared between ID3 and ordinary kriging (OK) grade interpolation methods. The results from the comparison showed OK interpolation with more tonnes, less grade, and approximately 4% more AgEq ounces.

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An interpolation comparison between estimates that included or excluded the influence of recent in-vein development underground channel samples was completed for the Babicanora Main Vein.  Comparatively, higher gold grades are reported from underground channel samples due to better sample recovery of the fine (<75 µm) fraction in relation to the drill hole core. No major biases were noted from this validation procedure and underground channel samples were used for the Babicanora Main Vein Mineral Resource modelling.

In August 2020, the following parameters were used to calculate the AgEq cut-off grades (COG) to support the deposit as a reasonable prospect for eventual economic extraction: selective underground mining methods; silver price of $18.50/oz (approximate two-year trailing average at October 31, 2020); silver process recovery of 95%; marginal mining cost of $40/t; processing cost of $30/t, and general and administrative (G&A) cost of G&A: $15/t. AgEq cut-off for reporting the Mineral Resource estimate amenable to underground mining was calculated as follows:

  ($40+ $30+$15) / ($18.50/31.1035 x 95%) = 150 gpt AgEq.

A Measured Mineral Resource was only classified for the recent underground sampled workings in the Babicanora Main Vein with a 10 m range extended up and down from the samples interpolated with underground channel and chip samples and drill holes within this area. Indicated Mineral Resources were classified for the blocks interpolated with the Pass 1 and 2, which used at least two drill holes within 50 m. Inferred Mineral Resources were classified for all remaining grade blocks within the mineralization vein wireframes >150 gpt AgEq with some lower grade exception based on continuity. The classifications were adjusted on a longitudinal projection to reasonably reflect the distribution of each classification.

In addition to the estimate of material potentially amenable to underground mining, Mineral Resources were estimated for selected historical dumps and stockpiles. The estimated tonnage of each stockpile was calculated using the average thickness, based on trench profiles and auger drill holes, an estimated bulk density of 1.7 t/m3, and a measured surface area, calculated in GEMS using the dump perimeter. Grade capping was applied to gold and silver assay data for each stockpile area, then average grades were estimated for each stockpile area based on the samples collected. The Mineral Resource Estimate for the historical stockpiles were calculated using a COG of 110 gpt AgEq.

1.11 Mineral Resource Statement

The Mineral Resource estimates are reported with an effective date of October 16, 2020.  The QPs for the estimates are Mr. Yungang Wu, P. Geo. and Mr. Eugene Puritch, P.Eng., of P&E.

Mineral Resources considered potentially amenable to underground mining methods are provided in Table 1-1 (Summary) and Table . (Details). Mineral Resources are reported inclusive of those Mineral Resources converted to Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Table 1-1: Las Chispas Mineral Resource Estimate Summary at 150 gpt AgEq Cut-off(1-8)

Vein	Classification	Tonnes (k)	Au (gpt)	Ag (gpt)	AgEq (gpt)	Contained Au (koz)	Contained Ag (koz)	Contained AgEq (koz)
Babicanora Area Total	Measured + Indicated	2,214.5	7.35	681	1,319	523.2	48,471	93,939
Las Chispas Area Total	Indicated	445.1	4.20	548	913	60.1	7,844	13,065

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Vein	Classification	Tonnes (k)	Au (gpt)	Ag (gpt)	AgEq (gpt)	Contained Au (koz)	Contained Ag (koz)	Contained AgEq (koz)
Total Undiluted Veins	Measured + Indicated	2,659.6	6.82	659	1,251	583.3	56,316	107,004
Stockpiles	Indicated	164.2	1.23	108	215	6.5	572	1,135
Total (Veins + Stockpiles)	Measured + Indicated	2,823.8	6.50	627	1,191	589.8	56,888	108,139
Babicanora Area Total	Inferred	861.6	5.47	409	884	151.6	11,325	24,496
Las Chispas Area Total	Inferred	378.4	1.80	272	428	21.9	3,308	5,209
Total (Undiluted Veins)	Inferred	1,240.0	4.35	367	745	173.4	14,634	29,705

Notes:

1. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

2. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.

3. The Inferred Mineral Resource in this estimate has a lower level of confidence than that applied to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It can be reasonably expected that the majority of the Inferred Mineral Resource could be upgraded to an Indicated Mineral Resource with continued exploration.

4. The Mineral Resources in the Report were estimated using the 2019 CIM Estimation of Mineral Resources & Mineral Reserves Best Practice Guidelines and 2014 CIM Definition Standards for Mineral Resources & Mineral Reserves.

5. Historical mined areas were removed from the wireframes and block model.

6. AgEq is based on gold to silver ratio of 86.9:1 calculated using $1,410/oz Au and $16.60/oz Ag, with average metallurgical recoveries of 96% Au and 94% Ag.

7. Mineral Resources are inclusive of the Mineral Reserves stated in Section 15.

8.  Totals may not add due to rounding.

Table 1-2: Las Chispas Mineral Resource Estimate Details (1-8) at 150 gpt AgEq Cut-off

Vein	Classification	Tonnes (k)	Au (gpt)	Ag (gpt)	AgEq (gpt)	Contained Au (koz)	Contained Ag (koz)	Contained AgEq (koz)
Babicanora Main	Measured	143.3	13.52	1,192	2,366	62.3	5,490	10,901
Babicanora Main	Indicated	919.0	5.29	532	992	156.3	15,720	29,302
Babicanora Main	Measured + Indicated	1,062.3	6.40	621	1,177	218.6	21,210	40,204
Babicanora FW	Indicated	162.7	6.60	610	1,184	34.5	3,190	6,191
Babicanora HW	Indicated	119.3	2.48	151	366	9.5	579	1,406
Babicanora Norte	Indicated	351.5	9.03	1,067	1,851	102.0	12,051	20,919
Babicanora Norte HW	Indicated	66.9	2.87	236	486	6.2	507	1,045
Babicanora Sur	Indicated	233.4	7.09	372	988	53.2	2,791	7,412
Babicanora Sur HW	Indicated	18.4	2.62	97.5	325	1.5	57	191
Babi Vista	Indicated	179.9	15.81	1,293	2,668	91.5	7,480	15,482
Babi Vista FW	Indicated	20.2	9.53	928	1,756	6.2	603	1,141
Babicanora Area Total	Measured + Indicated	2,214.5	7.35	681	1,319	523.2	48,471	93,939
Las Chispas	Indicated	208.2	5.74	748	1,246	38.4	5,007	8,344

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Vein	Classification	Tonnes (k)	Au (gpt)	Ag (gpt)	AgEq (gpt)	Contained Au (koz)	Contained Ag (koz)	Contained AgEq (koz)
Giovanni	Indicated	70.8	2.76	394	634	6.3	896	1,443
Gio Mini	Indicated	54.9	3.70	466	787	6.5	821	1,388
William Tell Main	Indicated	17.3	1.99	283	456	1.1	157	253
Luigi	Indicated	61.9	2.48	338	553	4.9	672	1,101
Luigi_FW	Indicated	31.9	2.74	281	520	2.8	288	533
Las Chispas Area Total	Indicated	445.1	4.20	548	913	60.1	7,844	13,064
Total Undiluted Veins	Measured + Indicated	2,659.6	6.82	659	1,251	583.3	56,315	107,004
Stockpiles	Indicated	164.2	1.23	108	215	6.5	572	1,134
Total (Veins + Stockpiles)	Measured + Indicated	2,823.8	6.50	627	1,191	589.8	56,888	108,139
Babicanora Main (Inc. El Muerto Zone)	Inferred	342.0	3.02	256	519	33.2	2,819	5,706
Babicanora FW	Inferred	5.4	1.39	154	275	0.2	27	48
Babicanora HW	Inferred	6.0	1.97	79	250	0.4	15	48
Babicanora Norte	Inferred	53.1	2.09	317	499	3.6	541	851
Babicanora Norte HW	Inferred	27.2	1.77	172	326	1.6	151	286
Babicanora Sur	Inferred	79.4	4.94	251	681	12.6	641	1,737
Babicanora Sur HW	Inferred	2.8	2.53	6	226	0.2	1	21
Babicanora Sur FW	Inferred	42.0	1.77	162	316	2.4	219	426
Babi Vista	Inferred	14.1	3.05	222	488	1.4	101	221
Babi Vista Splay	Inferred	211.4	13.00	909	2,039	88.3	6,180	13,857
Babi Vista FW	Inferred	15.1	2.36	214	419	1.1	104	204
Granaditas 1	Inferred	43.5	4.11	295	653	5.8	413	913
Granaditas 2	Inferred	19.7	1.19	182	285	0.8	115	180
Babicanora Area Total	Inferred	861.6	5.47	409	884	151.6	11,325	24,496
Las Chispas	Inferred	71.7	3.27	469	753	7.5	1,082	1,736
Gio Mini	Inferred	6.8	2.20	535	726	0.5	118	160
William Tell Main	Inferred	155.5	1.49	233	363	7.4	1,166	1,813
William Tell HW	Inferred	55.9	2.00	237	412	3.6	427	740
William Tell Mini	Inferred	33.5	1.60	172	311	1.7	185	334
Luigi	Inferred	19.7	1.14	161	260	0.7	102	165
Luigi_FW	Inferred	35.2	0.33	202	230	0.4	229	261

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Vein	Classification	Tonnes (k)	Au (gpt)	Ag (gpt)	AgEq (gpt)	Contained Au (koz)	Contained Ag (koz)	Contained AgEq (koz)
Las Chispas Area Total	Inferred	378.4	1.80	272	428	21.9	3,308	5,209
Total Undiluted Veins	Inferred	1,240.0	4.35	367	745	173.4	14,633	29,705

Notes:

1.  Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

2. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.

3. The Inferred Mineral Resource in this estimate has a lower level of confidence than that applied to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It can be reasonably expected that the majority of the Inferred Mineral Resource could be upgraded to an Indicated Mineral Resource with continued exploration.

4. The Mineral Resources in the Report were estimated using the 2014 CIM Definition Standards on Mineral Resources and Mineral Reserves.

5. Historical mined areas were removed from the wireframes and block model.

6. AgEq is based on Au: Ag ratio of 86.9:1 calculated using $1,410/oz Au and $16.60/oz Ag, with average metallurgical recoveries of 96% Au and 94% Ag.

7. Mineral Resources are inclusive of the Mineral Reserves stated in Section 15.

8.  Totals may not add due to rounding.

1.12 Mineral Reserve Estimation

Mineral Reserves were converted from Measured and Indicated Mineral Resources using applicable modifying factors.  The Inferred Mineral Resources contained within the Mineral Resource block models were treated as waste at zero grade.

COGs were calculated using input parameters, such as process recovery, processing costs, G&A costs, commodity prices, exchange rate, and marketing costs (Table 1-3).

Table 1-3: COG Input Parameters

Input Parameters
Processing Costs	$/t milled	35.00
General & Administrative costs	$/t milled	15.00
Gold Price	$/oz	1,410
Silver Price	$/oz	16.60
Conversion	g/oz	31.10
Government Gold Royalty	%	0.5
Gold Recovery	%	96.0
Silver Recovery	%	94.0
Recovered Gold/Silver Ratio	Au/Ag	86.9
Gold Payable	%	99.85
Silver Payable	%	99.85
Transport	$/oz	0.01
Treatment and Refining	$/oz	0.22
Net Value (Ag)	$/oz	15.25
Net Value (Ag)	$/g	0.49

Operating costs were based on an extraction and processing rate of 1,250 t/d.  Marginal COGs were also calculated without development costs.

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COGs were defined by mining method:

  Long hole and Avoca mining methods:  COG with dilution = 190 gpt AgEq; COG marginal with dilution = 170 gpt AgEq;

  Cut-and-fill mining methods:  COG with dilution = 250 gpt AgEq where the stope mining width is 1.5 m, 220 gpt AgEq where the stope mining width is 2.5 m, 200 gpt AgEq where the stope mining width is 4.5 m; marginal COG with dilution = 210 gpt AgEq where the stope mining width is 1.5 m, 200 gpt AgEq where the stope mining width is 2.5 m, and 190 gpt AgEq where the stope mining width is 4.5 m;

  Cut-and-fill mining methods using resue:  COG with dilution = 430 gpt AgEq where the stope mining width is 0.5 m, 330 gpt AgEq where the stope mining width is 1.0 m, 290 gpt AgEq where the stope mining width is 1.5 m; marginal COG with dilution = 300 gpt AgEq where the stope mining width is 0.5 m, 240 gpt AgEq where the stope mining width is 1.0 m, and 220 gpt AgEq where the stope mining width is 1.5 m; and

  Stockpiles:  110 gpt AgEq.

Stopes were designed using Deswik Stope Optimizer (DSO) software.  Multiple DSO scenarios were run to obtain the best results in terms of tonnage and grade. The DSO software was first programmed to estimate the economic stopes with the applicable COG. A second set of economic calculations were then completed with the use of the applicable marginal COG. The stopes calculated from the marginal COG that were continuous with the first stopes were considered for reserve inclusion.

Unplanned mining dilution was applied using DSO by allowing for dilution on the hanging wall and footwall. Different thicknesses of dilution were selected depending on the mining method. A 0.2 m shape surrounding the mineralization vein was created in the Mineral Resource block model using drill holes assays to evaluate the dilution grade outside the mineralization zone.  Apart from these shapes, the diluting material was assumed to have zero grade.  Some of the cemented rock fill (CRF) is expected to fall into the stope and be removed from an adjacent stope and/or be scraped off the stope floors during the mineralized material loading. This material was also assumed to have zero grade.

A 95% mining recovery was used for the various mining methods to account for the under-break and for the mineralized material left in place. Since the mining methods used are largely very selective, this percentage also included some of the rock left in place in the sill pillars.

1.13 Mineral Reserve Statement

The Mineral Reserve estimates have an effective date of January 4, 2021.  The QP for the estimate is Mr. Carl Michaud, P.Eng., a GMS employee. COGs were calculated using input parameters, such as process recovery, processing costs, G&A costs, commodity prices, exchange rate, and marketing costs (Table 1-4 and Table 1-7).

Table 1-4: Mineral Reserve Estimate (effective date: January 4, 2021)

Classification	Tonnes (k)	Au (gpt)	Ag (gpt)	AgEq (gpt)	Contained Au (koz)	Contained Ag (koz)	Contained AgEq (koz)
Proven	336.5	6.21	552	1,091	67.1	5,971	11, 806
Probable	3,014.7	4.65	451	855	451.0	43,707	82,898
Proven + Probable	3,351.2	4.81	461	879	518.1	49,679	94,740

Notes:

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1. The Mineral Reserve is estimated using the 2019 CIM Estimation of Mineral Resources & Mineral Reserves Best Practice Guidelines and 2014 CIM Definition Standards for Mineral Resources & Mineral Reserves.

2. The Mineral Reserve is estimated with a variable COG which was calculated by vein width and economic and operating parameters. Refer to Subsection 15.2 for COG estimation details.

3. The Mineral Reserve is estimated using long-term prices of $1,410/oz for gold and $16.60/oz for silver.

4. A government gold royalty of 0.5% is included in the Mineral Reserve estimates.

5. The Mineral Reserve is estimated with a mining recovery of 95%.

6. The Mineral Reserve presented includes both internal and external dilution. The external dilution included a mining dilution of 0.5 m width on the hanging wall and footwall for the long hole mining method and a 0.2 m width on the hanging wall and footwall for the cut-and-fill and resue mining methods. Backfill dilution is also included and represents 7% for the long hole mining method and 10% for cut-and-fill and resue mining methods.

7. A minimum mining width of 1.5 m was used for the long hole and cut-and-fill mining methods. A minimum mining width of 0.5 m was used for the resue mining method.

8. The economic viability of the Mineral Reserve has been demonstrated.

9. AgEq is based on gold to silver ratio of 86.9:1 calculated using US$1,410/oz Au and US$16.60/oz Ag, with average metallurgical recoveries of 96% Au and 94% Ag.

10. The Qualified Person for the estimate is Mr. Carl Michaud, P.Eng., Underground Engineering Manager for GMS. The estimate has an effective date of January 4, 2021.

11. Totals may not add due to rounding.

Table 1-5: Mineral Reserve Estimate by Vein (effective date: January 4, 2021)

Vein	Classification	Tonnes (kt)	Au (gpt)	Ag (gpt)	AgEq (gpt)	Contained Au (koz)	Contained Ag (Moz)	Contained AgEq (Moz)
Babicanora Main	Proven	119.4	13.11	1,168	2,307	50.3	4,486	8,860
Babicanora Main	Probable	1,474.8	3.47	337	638	164.6	15,965	30,273
Babicanora Norte	Probable	514.8	5.87	682	1,192	97.1	11,289	19,732
Babi Vista	Probable	220.7	11.71	955	1,972	83.1	6,774	13,994
Babi Vista FW	Probable	18.8	8.64	867	1,618	5.2	524	978
Babicanora Sur	Probable	305.3	4.98	262	695	48.9	2,569	6,818
Babicanora Sur HW	Probable	6.1	3.12	102	373	0.6	20	73
Total Babicanora Area	Proven	119.4	13.11	1,168	2,307	50.3	4,486	8,860
Total Babicanora Area	Probable	2,540.6	4.89	455	880	399.6	37,142	71,867
Las Chispas	Probable	180.6	5.21	661	1,114	30.2	3,841	6,470
Giovanni	Probable	65.8	2.02	301	476	4.3	637	1,007
Gio Mini	Probable	64.6	2.51	318	536	5.2	660	1,112
Luigi	Probable	37.7	2.27	309	506	2.8	374	613
Luigi FW	Probable	38.7	1.67	178	323	2.1	222	402
William Tell	Probable	8.9	1.94	273	441	0.6	78	126
Total Las Chispas Area	Probable	396.3	3.54	456	764	45.1	5,812	9,731
Historical Stockpiles	Proven	162.6	1.23	108	215	6.4	565	1,123
Babicanora Stockpile + Open stope	Proven	54.5	5.93	525	1040	10.4	920	1,823
Babicanora Stockpile + Open stope	Probable	77.8	2.51	301	519	6.3	754	1,300

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Vein	Classification	Tonnes (kt)	Au (gpt)	Ag (gpt)	AgEq (gpt)	Contained Au (koz)	Contained Ag (Moz)	Contained AgEq (Moz)
Total Mineral Reserve Estimate	Proven	336.5	6.21	552	1,091	67.1	5,971	11,806
	Probable	3014.7	4.65	451	855	451.0	43,707	82,898
	Proven+ Probable	3,351.2	4.81	461	879	518.1	49,679	94,704

Note:

1. Footnotes to Table 1-4 also apply to this table.

2. Babicanora Main Vein includes Babicanora Central Zone, Babicanora FW Vein and Babicanora HW Vein.

3. Babicanora Norte Vein includes Babicanora Norte HW Vein.

Factors that may affect the Mineral Reserve estimates include: geological complexity, geological interpretation, and Mineral Resource block modelling; COG estimations; commodity prices, market conditions and foreign exchange rate assumptions; operating cost assumptions; sustaining capital costs to develop; rock quality and geotechnical constraints, dilution and mining recovery factors; hydrogeological assumptions; and metallurgical process recoveries.

Dilution grades for dilution were estimated from the Mineral Resource block model for the planned and unplanned dilution. Table 1-6 presents the average expected unplanned dilution by area.

Table 1-6: Average Dilution by Mining Area

Areas	Average Dilution
Babicanora Main	48%
Babi Vista	90%
Babicanora Norte	56%
Babicanora Central	24%
Babicanora Sur	60%
Las Chispas	65%
Las Chispas Average All Areas	52%

There are no other environmental, legal, title, taxation, socioeconomic, marketing, political or other relevant factors known to the QP that would materially affect the estimation of Mineral Reserves that are not discussed in the Report.  It is reasonably expected that all necessary government approvals will be issued for the Project to proceed.

1.14 Mining Methods

1.14.1 Geotechnical Considerations

A detailed geotechnical program was carried out in 2019-2020 by Rockland, consisting of site visits, field data collection, laboratory tests, analytical, and numerical modeling investigations.

The majority of resource drill holes were geotechnically logged and point load tested. Two rock mass classification systems were employed for the rock quality data collection program. Geotechnical data were collected from the immediate hanging wall, vein domain, and immediate footwall domains. The results are summarized in Table 1-7.

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Table 1-7: Rock Quality Ranges based on the RMR76 Rock Mass Classification

Vein Name	Hanging wall Domain Range	Vein Footwall Domain Range	Footwall Domain Range
	25% - 75% Percentile	25%-75% Percentile	25%-75% Percentile
Babicanora Main (upper part) and Babicanora Central Zone	26-41 Poor-Fair	24-45 Poor-Fair	30-62 Poor-Good
Babicanora Main (lower part)	40-51 Poor-Fair	40-47 Poor-Fair	47-60 Fair
Babicanora Norte, Babicanora Norte Northwest, Babi Vista, Babicanora Sur, Babicanora FW, Las Chispas Vein, La Blanquita Zone, and Giovanni Veins	51-84 Fair- V. Good	41-76 Fair-Good	47-84 Fair- V. Good

Therefore, the rock quality of the various Las Chispas veins can be broadly divided into two main domains: "Poor-Fair/Good" and "Fair-Good/V. Good". The lower part of the Babicanora Main vein has a better rock quality than the upper portion. The Babicanora Norte, Babicanora Norte Northwest, Babi Vista, Babicanora Sur, Babicanora FW, Las Chispas, La Blanquita Zone, and Giovanni Veins have a range of "Fair-Good/V. Good" rock quality. Stope dimension analysis was conducted using the collected rock quality data and stability graph method for all veins. The results were used to assist in the selection of mining methods.

Ground support selection considered industry-standard empirical design guidelines and Rockland's experience with variable ground conditions. Ground support was recommended based on rock quality, the period in use (long-term or short-term), and the size of headings (excavation). The ground support consisting of Inflatable bolts (e.g., Swellex) or resin rebars with Split Sets and mesh was specified.

Several of the Babicanora Central stopes will come close to the ground surface; crown pillars are required for these stopes. A stability analysis, consisting of empirical and numerical modeling methods, was carried out to recommend the minimum crown pillar thickness. The crown pillar geometries were based on the three-dimensional solid model, and the rock quality was based on drill hole information from the crown pillar area. Using the scaled crown span empirical method, a minimum factor of safety of 1.5 with a probability of failure of 5-10% was chosen. Subsequently, CPillar limit equilibrium (Rocscience, 2019) and RS2 (Rocscience, 2019) finite element analyses were carried out to verify the empirical assessments. The results show that a crown pillar with strike lengths of 25 m, 50 m, and 100 m should have a minimum thickness of 12 m, 12.5 m, and 13 m, respectively.

1.14.2 Hydrological Considerations

A hydrological and hydrogeological study was completed by HRI. Work completed included: installation of six pressure probes to measure flow elevations; water elevation measurements taken for quality control purposes in three piezometers to verify measurements taken by SilverCrest; slug testing in three piezometers; and pump tests in a stope at the base of the historical workings at Las Chispas that is filled with groundwater, and which is the only known location in the historical operations that has groundwater.

There was insufficient rainfall during the monitoring period to generate any pressure variation between the six pressure probes.

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Water elevation measurements indicated the presence of a perched phreatic surface considerably above the natural water table.  The water table is at approximately 900 m elevation and the perched phreatic surface is at about 1,032 m elevation.  The perched phreatic surface does not impact the historical workings, and for the purposes of the mine plan, will not require dewatering.  Pump tests indicated that the host rocks had low permeability. Based on the pump test results, a maximum flow of about 9.4 L/s has been estimated at the end of operation of Las Chispas Area. There is insufficient data to determine if this flow rate will be sustained in the long-term. As a result, the mine plan in this area was designed with a dewatering system in the lower levels with a pumping capacity of 9.4 L/s; however, this pumping system will not be required until late in the mine life.

As the majority of the workings will be above the water table elevation of 900 masl, groundwater inflows are not expected to be a concern to mining operations. No impacts to surrounding perennial streams or valley bottoms are expected from mine dewatering activities, since these are typically dry other than during short-term, low precipitation rainfall events. The Rio Sonora, located 7 km west of the future operation, is considered to be too distant to be affected by any future mine-related pumping.

1.14.3 Mining Methods

The mine design was based on a production rate of 1,250 t/d and will be reached by maintaining a proper balance between productive and selective mining methods.  The proposed mining approach will use variations of long hole stoping and cut-and-fill mining methods via several access drifts and ramps. These methods are appropriate to the sub-vertical vein geometry and to veins that have thicknesses ranging from 0.5-10 m.

The long hole stope mining methods will include long hole longitudinal retreat stoping and Avoca. These methods will be used in mining areas where vein thicknesses are >1.5 m and where ground conditions are fair-good. Avoca requires multiple accesses to the veins, whereas long-hole longitudinal retreat typically requires only one access. Variations of cut-and-fill mining methods will include cut-and-fill with uppers, cut-and-fill with breasting and resuing. Cut-and-fill with uppers will be used in mining areas with fair ground conditions and where the vein thickness is >1.5 m. Cut-and-fill with breasting will be used in mining areas with adverse ground conditions, and where the vein thickness is >1.5 m. Resuing will be used in mining areas where the vein thickness is <1.5 m, independent of ground conditions. Mining areas will be accessed via three portals: the Santa Rosa, Babicanora Central, and San Gotardo portals.

The level spacing was selected based on the mining method chosen and the efficiency of long hole drilling. The level distance is generally 18 m for areas where cut-and-fill will be the predominant mining method. A 15 m level spacing was used for the Babicanora Main to reduce the length of the long hole drilling, and thus reduce the deviation of the drilling. This allows for reduced dilution and better vein recovery.  The level distance for the cut-and-fill and resuing was set at 18 m to reduce the total development required.

Declines will provide access from the portals to mining levels for all veins and zones. Depending on the mining methods selected, drifts may be required to access the mineralized zones. Excavation dimensions are set at 4.5 m x 4.5 m. Rigid ventilation ducts, freshwater, compressed air, and dewatering pipes and power cable will be installed in declines and main access drifts. The ramp incline is set at -15% grade. Loading and hauling will be carried out to the nearest muck bay that will be located at a maximum distance of 200 m. Dimensions will allow the use of 10 t scoops, 30 t trucks and two-boom jumbos. This equipment will be sufficient to achieve the daily development productivity target.

Pivot drives will be excavated for zones mined using cut-and-fill methods (breasting, uppers and resue). Only Babicanora Main, which will be mined by long hole method, will not have a pivot drive. The pivot drive dimensions are set at 4 m x 4 m. Fan, freshwater and compressed air pipes will be installed. The pivot drive incline will range from -18% to +18% grade. Loading and hauling will be carried out to the nearest muck bay, which will be located at a maximum distance of 60 m. The first pass advance will be conventional development and will be followed by five backslash passes. Dimensions will allow the use of 10 t scoops and two-boom jumbos.

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Long hole sills will be excavated in the Babicanora Main Vein. Dimensions are set at 3 m x 3 m. The long hole sill will be developed following geology. Services such as fan pipes, fresh water etc. will be located directly in the long hole sills. Long hole sills will be used to drill and blast stopes and to mine muck. Loading and hauling will be carried out to the nearest muck bay that will be located at a maximum distance of 250 m. Dimensions will allow the use of 3 t scoops and single-boom jumbos.

Development of cut-and-fill sills will include sills developed by breasting, uppers and resuing Dimensions are set at 3 m L x 3 m H for upper and breasting sills and 2.6 m L x 3 m H for resuing sills. Services such as fan pipe, fresh water etc. will be located directly in the cut-and-fill sills. Loading and hauling will be carried out to the use of 1.5 t or 3 t scoops, single-boom or two boom jumbos, or jacklegs, depending on the dimensions.

Several raises will be required for the different mine zones. Raises for all zones will be 3 m in diameter for main raises (drilled by raise boring) and 3 m x 3 m for internal raises.  Some ventilation raises will also serve as escape ways. A prefabricated modular manway system will be installed in the emergency exits. This system has been proven to save time and costs to establish the manway. Ventilation raises between the levels will be excavated by the drop raise method.

Mining operations will extract from 16 principal veins: Babicanora Main including Area 51 and Babicanora Central zones, Babicanora FW, Babicanora HW, Babicanora Sur, Babicanora Sur HW, Babicanora Norte including Area 200 Zone, Babicanora Norte HW, Babi Vista, Babi Vista FW, Luigi, Luigi FW, William Tell, Giovanni, Gio Mini and Las Chispas including Area 118 Zone. These veins are grouped into six main mining areas: Babicanora Main, Babicanora Sur, Babi Vista, Babicanora Norte, Babicanora Central Zone and Las Chispas.  Each of these mining areas will be serviced by supporting infrastructure including power distribution, compressed air distribution, water supply, ventilation, dewatering and communications.

Three drill types will be used depending on the size of the excavations. Mechanized bolters are planned for the ground support installation. Depending on the excavation size, two types of bolters will be used: standard size bolters for waste development, and narrow vein bolters in other excavations. Jackleg and stoper drills are planned for bolting in raises, drilling safety bays, service drilling, and ground support installation. Electric-hydraulic long hole drills are planned for the production holes.

Based on the mining method and excavation dimensions a fleet of 1.2 t, 3 t, 3.5 t and 10 t load-haul-dump (LHD) vehicles were selected. The 1.2 t, 3 t and 3.5 t LHD units will remove the mineralized material or waste from the stope and transport it to a muck bay, where the 10 t LHD can directly load haul trucks. In long hole stopes, an LHD equipped with remote control will be used to keep personnel away from unsupported ground. LHDs will tram the material to a nearby re-muck bay.

A 30 t diesel truck fleet was selected to bring rock to surface. The trucks will be loaded by the 10 t LHD at the loading point. Each sector of the mine will have loading points on each production level. The trucks will travel to surface where broken (not crushed) mineralized material or waste will be unloaded on a surface transfer pad. From this pad, mineralized material will be transported by surface mining trucks or via loader to the process plant. The waste not used for rockfill will be transported by surface mining trucks to the appropriate waste rock storage facility (WRSF). All mining activities will be completed via a contractor that will supply adequate underground mining equipment for the different mining activities.

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SilverCrest will supply fuel, electricity, explosives, explosives accessories, ground support consumables (e.g., rebars, wire mesh), construction consumables (e.g., steel), and services consumables (e.g., piping, rigid ventilation ducts).

Development has already commenced on the Babicanora Main area. Material mined prior 2021 was stockpiled on surface. Including in-vein development and production, a total of 3.35 Mt including historical stockpiles will be mined over a period of approximately 8.5 years. The pre-production period will start in 2021 and will end during the second quarter of 2022. Development during the pre-production period will be carried out in the Babicanora Main, Babicanora Norte and Babi Vista mining areas. The average grade mined is forecast to be 4.81 gpt Au and 461 gpt Ag or 879 gpt AgEq. The production schedule was established for an annual mill feed production rate of 456,200 t/a. The schedule was built to maximize tonnage throughput to the process plant and, where possible, target higher-grade mining blocks in the early stage of the mine life. The single heading advance rate were set a 2.5 m/d with a scheduling maximum constraint of 300 m of lateral advance per month. This performance level was shown to be achievable at the Project in 2019-2020.  Total mine underground capital and operating development will be 53,554 m and 32,220 m, respectively. Underground overall development will average 9,500 m/a or 26.0 m/d from Year 1 to Year 8.

The mine will operate seven days per week with two shifts of 12 hours each. Development and production crews will be on a schedule of 14 days working/seven days off, for two 12-hour shifts. The maintenance crew will also be on the same schedule of 14 working days/seven days off, for 12 hr/shift, night and day, or days only. This schedule is equivalent to operating 365 days per year. Staff mine labour, including mine management and the technical department will work on five, eight-hour shifts, per week.

Mine services will include ventilation, water supply, power, provision of cemented rock fill, compressed air, fuel, surface and underground communications networks, explosives storage and handling, and transport for personnel and materials.  All major mechanical maintenance will be performed on surface at the existing workshop. Only minor maintenance and emergency work will be performed underground by mobile maintenance crews.

1.15 Recovery Methods

Based on the metallurgical testing results, Ausenco's design expertise and experience from local operations treating similar types of mineralized material, the planned flowsheet, which is designed for treatment of a variety of feed grades, is flexible and robust. The flowsheet is based on well-proven unit operations in the industry and there are no unique or novel processing methods required for gold and silver recovery.

The process plant will be located at the mine site and will receive blended feed material from a number of different mineralized veins. The key project design criteria for the plant are:

  Major equipment designed for nominal throughput of 1,250 t/d with the ability to accommodate increased throughput up to 1,750 t/d via an expansion.

  Crushing circuit availability of 70%, supported by the use of a surge bin, a dedicated feeder and an emergency stockpile to provide continuous feed to the balance of the process plant; and

  Process flowsheet (Figure 1-1) including semi-autogenous grinding (SAG), flotation, independent cyanide leaching circuits for both flotation concentrate and tailings streams, Merrill Crowe circuit, and tailings handling facilities, with an overall availability of 91.3%, given:

    Axb of 41 and BWI of 19.4 kwh/t;

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  Design head grades of 8 gpt Au and 800 gpt Ag with the ability to handle peak head grades of as much as 13 gpt Au and 1,300 gpt Ag; and,

  Overall process recovery of 97.6% gold and 94.3% silver for LOM average grades.

The total operating power for the process plant will be 4.6 MW. Provision will be made for raw water to be supplied from the underground mine, the fresh water (storm) pond, the Sonora Valley, or any combination thereof pending availability and requirements. Wherever possible in the plant, process water or barren solution will be used to minimize freshwater consumption. Potable water will be sourced from the sediment-free water in the raw water tanks and treated prior to distribution or shipped to site. Plant consumables will include quick lime, sodium cyanide, lead nitrate, oxygen, flocculants, coagulant, Aerofloat 208, PAX, frother, diatomaceous earth, zinc powder, copper sulphate, sodium metabisulfite, antiscalant, and flux.

Figure 1-1: Overall Process Flow Diagram

1.16 Project Infrastructure

1.16.1 Infrastructure Requirements

Infrastructure that will be required for the mining and processing operations will include:

  Underground mine, including portals, ramps and vents;

  Roads: main access road, site access road, bridge crossing, borrow pit haul road, filtered tailings storage facility (FTSF) haul road, waste rock storage facility (WRSF) haul road, and explosives access road;

  Diversion and collection channels, culverts, and containment structures;

  Site main gate and guard house;

  Construction camp;

  Power and waster distribution;

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  Warehouse and truck shop, offices, process plant dry facility, medical clinic, and nursery;

  Explosives magazines;

  Processing plant;

  Control room;

  Doré room;

  Assay laboratory (off-site facility);

  Reagent storage facility;

  Water treatment plant;

  Mineralized stockpiles and WRSFs;

  FTSF;

  Hazardous waste containment facility; and

  Exploration core shack.

Figure 1-2 shows the proposed site layout.

Figure 1-2: Proposed Site Layout

1.16.2 Waste Rock Storage Facility

The WRSF will have a capacity of approximately 0.9 Mt and will be a temporary facility that will store development waste before returning it to be used as rock fill in mined-out stopes. Although current waste rock characterization indicates no potential for acid generation, contact water channels as well as contact water ponds have been considered to capture surface water runoff from this temporary structure and allow for water sedimentation/monitoring before returning it to the process plant as make up.

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1.16.3 Stockpile

The mineralized material stockpile will have a capacity of about 0.3 Mt with segregated piles by grade (or clary content). Non-contact water management structures will be used around the stockpile area to minimize contact water generation. Contact water channels and contact water ponds were designed to manage and capture runoff from this temporary structure.

1.16.4 Filtered Tailings Storage Facility

A FTSF concept was adopted based on the mine plan, the limited available construction materials, and to avoid risks associated with storage of conventional slurried tailings behind a dam. Tailings will be thickened, filtered, and delivered by trucks to the FTSF.  Two facilities were designed to store approximately 4.5 Mt of tailings. However, based on the current LOM and estimated production only the East FTSF will be constructed, and will have a storage capacity of 3.5 Mt of filtered tailings.

Each facility would have an overall slope of 2.8:1 (H:V), slope between benches of 2.2:1 (H:V), and maximum approximate heights of 50m to 56 m (measured from the lowest portion of the starting buttress to the maximum elevation of the dry stacks). The East FTSF will be located about 530 m northeast of the process plant and will cover an area of 101,932 m2. The NW FTSF would be about 300 m northwest of the process plant and will cover an area of 47,758 m2.

The FTSF will include contact water collection channels, contact water collection/storage ponds, sub-drain collection systems, and access roads. Non-contact water diversion channels will be constructed to reduce the amount of surface contact water generated from the FTSF area.

1.16.5 Power and Fuel

Electrical power will be supplied to site from the national grid, by way of an overhead power line, rated to carry 8.5 MVA at 33 kV. Connection to the grid will be at the Nacozari de Garcia substation, which is 74.4 km from the Project. The Comisión Federal de Electricidad (CFE) has approved the transmission line and anticipates completion of the upgrades and construction to be completed with power supply available at Las Chispas by Q1 2022. Approximately 49 km of line construction is required, and these right-of-ways have been acquired.

Diesel fuel requirements for the mining equipment, process and ancillary facilities will be supplied from two modular above-ground diesel fuel storage tanks.

1.16.6 Camps

The Project will require the use of a temporary construction camp. The camp will generally be self-contained and have its own power generation and heating capabilities, potable water treatment plant, and sewage treatment plant.  The first phase of the 520 man-camp (320 rooms) is scheduled to be completed in February 2021. The second phase (100 rooms) is scheduled for Q1 2021 and the third phase (100 rooms) is scheduled for Q2 2021. Given the risk associated with the operation of a camp during a pandemic, SilverCrest has implemented a second facility directly in the small town of Arizpe. The facility is already operational and for the most part supports the exploration needs of the company in a confined setting. The facility has a capacity of 150 beds to supplement the construction camp. The camps are intended as temporary facilities only and will be demobilised upon completion of project construction.

1.16.7 Water Management

Water required for the Project will be supplied as groundwater from dewatering of the underground mine and or from the Sonora Valley, as required. The Project design includes water diversion features to divert precipitation and groundwater away from project infrastructure and direct it to natural receiving streams to minimize the generation of contact water. The layout also includes water collection ponds to collect any contact water that is produced, and to store any excess water from the underground workings such that it can be recycled for use in the process plant. There is not expected to be any water discharged from the plant site.

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1.17 Market Studies and Contracts

Detailed market studies on the potential sale of gold and silver doré were not completed.  The doré bars produced at the Project can be expected to have variable gold and silver contents and a variable gold to silver ratio, depending mainly on the corresponding gold and silver grades of the feed material being processed at any given time. Over the projected LOM, the metal content is expected to be 0.5%-1.5% gold and 90%-95% silver with the balance impurities. Prior to production, SilverCrest will engage with gold and silver buyers and refiners, and make the necessary arrangements to safely transport, refine, and sell the doré.

Gold and silver doré can be readily sold on many markets throughout the world and the market price can be ascertained on demand. Numerous mining operations produce and sell gold and silver doré in Mexico and elsewhere, and there is sufficient information available in the public domain or furnished to SilverCrest directly from third party refiners or comparable doré producers to use as the basis for the economic analysis.

Metal pricing for financial analysis was agreed upon based on consideration of various metal price sources. This included review of consensus price forecasts from banks and financial institutions, three-year trailing average of spot prices, and current spot prices. The metal pricing for the base case economic model was:

  Gold price of $1,500/troy oz payable; and,

  Silver price of $19.00/troy oz payable.

No contracts were entered into at the Report Effective Date for mining, facility operations, refining, transportation, handling, sales and hedging, and forward sales contracts or arrangements.  It is envisaged that SilverCrest would sell any future production through contracts with a refiner, or on the spot market, as applicable. It is expected that when any such contracts are negotiated, they would be within industry norms for projects in similar settings in Mexico.

1.18 Environmental Studies, Permitting and Social or Community Impact

1.18.1 Environmental Considerations

Environmental surveys and studies for the Project were completed in support of permit applications. Completed studies include climate, flora, fauna, air quality, noise, surface and groundwater quality. These were compiled by LLA into an environmental baseline report and submitted July 14, 2020 to the Ministry of Environment and Natural Resources of Mexico (SEMARNAT in the Spanish acronym).

Samples of waste rock from exploration drill holes and test pits in the FTSF footprint area were submitted for testing for acid rock drainage (ARD) and metals leaching (ML) potential.  Potentially leachable metals included barium and lead, but in concentrations that were well below the maximum allowable limits. The majority of samples showed no ARD potential; those samples that had elevated neutralization potential/acid potential ratios were still below SEMARNAT thresholds. Tailings samples generated from metallurgical testwork at SGS Lakefield were subjected to acid base accounting (ABA) and net acid generation (NAG) testwork. The majority of samples showed non-acid forming (NAF) characteristics in NAG testing.

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No known environmental liabilities exist in the Project area from historical mining and processing operations. Soil and tailings testing were conducted as part of the overall sampling that has been ongoing at site. To date, there are no known contaminants in the soils. Water quality testing is currently ongoing through baseline environmental studies.

1.18.2 Permitting Considerations

SEMARNAT requires a number of studies be completed to support award of environmental permits to conduct exploration, or construct and operate a mine.  Given the Project setting, these include a Mining Exploration Permit, Environmental Impact Assessment (MIA in the Spanish acronym) and Change in Land Use (CUS in the Spanish acronym) permit. In addition to the SEMARNAT requirements, permits must also be obtained in certain instances from the Comisión Nacional del Agua (CONAGUA), Comisión de Ecología y Desarrollo Sustentable del Estado de Sonora (CEDES), Secretaría de la Defensa Nacional (SEDENA) and local municipal authorities. The final licence requirement is the environmental operating licence (LAU in the Spanish acronym). The LAU sets out operating conditions, including specifications around equipment and processes, production, air emissions, hazardous waste and water impact obligations.

LLA worked with its permitting team in Mexico to identify the key environmental permits and other Mexican regulatory permits required to construct and operate a mine in Sonora state, Mexico, and to identify which regulatory authorities grant such permits.  A total of 27 key permits were identified, of which 21 have been granted, four are pending, and the remaining two permits will be applied for in due course. Granted permits have varying terms, ranging from one year to unlimited terms. Permits will be renewed as required. LLA has all permits required to construct the underground infrastructure and process plant.

1.18.3 Closure Considerations

A Conceptual Closure Plan was prepared in general accordance with applicable Mexican standards.  Under Mexican law, mining may be initiated under a Conceptual Closure Plan with a Detailed Closure Plan being developed later in the Project life.

Wood prepared a conceptual closure cost estimate for the planned operation, using a combination of information derived from the Feasibility Study, drone imagery of existing facilities and landforms, a database of itemized costs from local contractors working on similar projects in the area, and assumptions derived from Wood's experience in mine closure. The estimated cost is approximately $3.4 M. Closure costs were assumed to be disbursed over a period of approximately three years, following the cessation of production.

1.18.4 Social Considerations

The Sonora Valley is an isolated community set in a region of rugged topography. The areas planned for mining activity are not visible from the local communities or from adjacent roads. As of November 2020, SilverCrest employed 85 people from the Sonora Valley. There are four main ejido groups that SilverCrest have been engaging with, three of which will be impacted by mining operations (Ejido Bamori, Ejido Arizpe, and Ejido Sinoquipe) and the fourth (Ejido Los Hoyos) will be impacted by the powerline. Impacts to Indigenous populations were examined. There are no indigenous populations located within 10 km of the Project.

A social baseline study, completed in 2019-2020, found key areas of community concern were: water usage, and water safety; a lack of information on the Project; concerns around an environmental incident in 2014 that was caused by a different mining company (100 km north of the Project); a wish to see improvements in the local infrastructure; that environmental safety and appropriate mine closure protocols should be in place to protect the region at the end of the LOM; and job creation with a focus on opportunities being made available for women.

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In early 2020, SilverCrest engaged two third-party consultants to complete a materiality assessment designed to identify the key risks facing the company including potential risks relating to SilverCrest's relationship with, and impact on, local communities. A detailed stakeholder analysis was completed. Key findings were centered around climate and water risks, community health issues (mining, food, water), environmental safety of the local river and agriculture, employment opportunities, a desire for improved infrastructure (sports, recreation, health) and a concern regarding a potential influx of people from outside the community taxing local infrastructure.  The materiality assessment results will be the basis of a company-wide Environmental and Social Management System.

SilverCrest has formalized a communication strategy that employs direct outreach, social media, company-generated videos, flyers, posters and workshops. SilverCrest has set up a whistle blower policy and hotline and, at the Report effective date, was in the process of finalizing a grievance mechanism process.

SilverCrest joined the Sonoran Mining Cluster, an organization consisting of mining companies based in Sonora, that aims to share best practices on social license concerns, innovation, sustainability, community relations and responsible mining.

SilverCrest is one of the major sponsors in a non-profit organization (Impulso Koria A.C.) located in Arizpe. Impulso Koria's objectives include supporting local infrastructure, education and health care needs. SilverCrest communicates with Impulso Koria representatives on a regular basis as part of local CSR efforts.

1.19 Capital and Operating Costs

1.19.1 Capital Cost Estimates

The capital cost estimate was prepared with a base date of Q3-2020, except for Owner's costs that were based on Q4-2020. The accuracy range of the capital cost estimate is ±15%.  The estimate assumes US$1:CAD1.325, and US$1:MXN20.00.  Pre-production costs (operating costs) were not included in the initial capital cost estimates.

Project LOM capital costs total $265.0 M, consisting of:

  Initial capital costs: include all costs required to construct the surface facilities and underground development required to commence a 1,250 t/d operation. The remaining initial capital cost is estimated to be $137.7 M after the subtraction of $25.8 M of sunk capital expensed in 2020 (from a total of $163.5 M). The sunk capital was expensed for initial earthworks, some surface infrastructure, initial and detailed engineering, procurement and contract management (EPCM) milestone payments to finance long-lead equipment item purchases;

    On December 31, 2020, SilverCrest signed an EPC lump sum turnkey price contract for $76.5 M to construct the process plant. Construction is expected to start in February 2021 with production start up in Q2-2022.

  Sustaining capital costs: include all the costs required to sustain operations, with the most significant component being underground mine development. Sustaining capital costs total $123.9 M over the LOM.
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  Closure costs: include all of the costs required to close, reclaim, and complete ongoing monitoring of the mine once operations conclude. Closure costs total $3.4 M.

Initial capital costs are summarized in Table 1-8.

Table 1-8: Initial Capital Cost Summary

Project Scope	Total Cost ($ M)
Mine	27.7
Process plant	68.0
Tailings management	3.1
Infrastructure	23.3
Owners costs	18.2
Subtotal	140.3
Contingency	23.3
Total Initial Capital Cost	163.5
Sunk Capital	25.8
Total Initial Capital Cost (remaining)	137.7

Note: Totals may not add due to rounding.

Sustaining capital costs consisted of the direct costs of mine development, process plant, site infrastructure, FTSF development, and mobile equipment.

The sustaining capital cost estimate from the start of operations to the end of the LOM is provided in Table 1-9.

Table 1-9: Sustaining Capital Cost Summary ($ M)

Calendar Year	2022	2023	2024	2025	2026	2027	2028	2029	2030	LOM
Production Year	1	2	3	4	5	6	7	8	9
Process plant		1.4								1.4
Mobile equipment			0.3	0.3	0.3	0.3	0.3			1.3
Dry stack tailings						0.2	0.1			0.4
Mine	10.2	17.7	20.0	19.2	17.0	15.0	13.1	8.0	0.6	120.9
Total sustaining capital costs	10.2	19.1	20.2	19.4	17.2	15.5	13.5	8.0	0.6	123.9

Note: All numbers are rounded.

1.19.2 Operating Cost Estimates

The operating costs were completed in US dollars, unless specified, and where required were converted to US dollars using the same exchange rates as for the capital cost estimate.

The projected mine operating costs are $71.40 per tonne of material milled. The average LOM operating cost, at a design mill feed rate of 1,250 t/d, was estimated at $118.49/t of material milled. The operating cost is defined as the total direct operating costs including mining, processing, and G&A costs.

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It was assumed that once construction is complete, operations personnel will reside in, or be available from nearby towns or villages. There would be no accommodation provided at site; Personnel will be transported to site by SilverCrest. It is assumed that the mining contractor would hire personnel throughout Mexico and be responsible for lodging and catering of those personnel.

The operating costs exclude doré shipping and refining charges. Costs associated with doré transport and refining were included in the financial analysis in the applied payabilities for gold and silver values recovered.

The operating cost estimate is provided in Table 1-10.

Table 1-10:  Operating Cost Summary

Area	LOM Average Operating Cost ($/t milled)
Mining	71.40*
Process and tailings management	31.69
G&A	15.40
Total LOM operating cost	118.49

Notes: * Includes stope development but excludes capitalized underground development.

1.20 Economic Analysis

The results of the economic analysis represent forward-looking information as defined under Canadian securities law. The economic information that is forward looking includes the following:

  Proven and Probable Mineral Reserves that have been modified from Measured and Indicated Mineral Resource estimates;

  Cash flow forecasts;

  Assumed commodity prices and exchange rates;

  Proposed mine and process production plan;

  Projected mining and process recovery rates;

  Ability to have doré refined on favourable terms;

  Proposed capital and operating costs;

  Assumptions as to closure costs and closure requirements; and,

  Assumptions as to environmental, permitting, and social risks.

Additional risks to the forward-looking information include:

  Changes to costs of production from what is assumed;

  Unrecognised environmental risks;

  Unanticipated reclamation expenses;

  Unexpected variations in quantity of mineralization, grade or recovery rates;

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  Geotechnical or hydrogeological considerations during operations being different from what was assumed;

  Failure of mining methods to operate as anticipated;

  Failure of plant, equipment or processes to operate as anticipated;

  Changes to assumptions as to the availability and or generation of electrical power, and the power rates used in the operating cost estimates and financial analysis;

  Ability to maintain the social licence to operate;

  Accidents, labour disputes and other risks of the mining industry;

  Changes to interest rates, tax rates or applicable laws;

  Receipt of any required permits, beyond those already held by SilverCrest; and,

  Impacts to manpower availability and delays to the construction schedule due to the COIVID-19 global pandemic.

A pre- and post-tax economic analysis was completed on the basis of a discounted cash flow model featuring a 5% discount rate. The analysis used constant (real) 2020 US$ and the project cash flows were modelled in annual periods. The model assumed a 17-month physical construction period, and production period of 8.5 years, including the first year and final year that will see production for only a portion of those two years. Table 1-11 provides the LOM doré production forecast. Figure 1-3 illustrates the annual material movements.

Table 1-11:  LOM Doré Production Forecast

	Unit	Total	2022	2023	2024	2025	2026	2027	2028	2029	2030
Mill Feed	kt	3,351	167	456	456	456	456	456	456	363	84
Mill Feed Grade	gpt Au	4.81	2.53	5.23	5.3	5.05	4.9	5.12	4.89	4.16	3.23
	gpt Ag	461	254	541	442	455	478	428	544	427	362
	gpt AgEq	879	474	996	903	893	904	873	968	789	643
Process Recovery	% Au	97.0	90.1	96.2	97.6	97.6	97.6	97.6	97.6	97.6	97.6
	% Ag	93.7	87.0	92.8	94.3	94.3	94.3	94.3	94.3	94.3	94.3
Production in Doré	koz Au	504	10	74	76	72	70	73	70	47	10
	koz Ag	46,629	1,004	7,367	6,116	6,291	6,608	5,920	7,524	4,695	1,104
	koz AgEq	90,392	1,912	13,786	12,715	12,571	12,708	12,284	13,602	8,812	2,002

Notes:

  The AgEq is based on Au:Ag ratio of 86.9:1, calculated using metal prices of $1,410/oz Au and $16.60/oz Ag, and metal recovery values of 96% Au and 94% Ag.
  All numbers are rounded.
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Note: Figure prepared by SilverCrest, 2021.

Figure 1-3: Material Movement Schedule

The economic model was based on a gold price of $1,500/oz and a silver price of $19.00/oz.  The freight, and treatment and refining terms for the doré were based on local rates and industry standard terms, respectively.

Initial capital expenditures were based on the required construction and development beginning in 2021 and continuing until plant start-up is achieved in 2022; these initial expenditures also included underground development expenses. However, underground development and construction expenses incurred prior to January 2021 were not included in the financial model as these were considered sunk costs at the point of a construction decision. Total construction and development expenses considered sunk capital prior to January 2021 were estimated to total $25.8 M.

Sustaining capital costs were incorporated on a year-by-year basis over the LOM, and operating costs were deducted from gross revenue to estimate annual mine operating earnings.

Royalties and fees included the following:

  Government earnings before income, taxes, and depreciation and amortization (EBITDA) royalty of 7.5% of income less authorized deductions, applicable to mining companies;

  Extraordinary government NSR of 0.5%, applicable to gold and silver operations;

  Concession fees (included in G&A operating costs).

Working capital for the project in 2021 and 2022 was estimated at $25.6 M. This estimate was reached based on consideration of required inventory, and taxes and duties.

Allowable deductions were applied to cash flows based on estimated capital costs and expenses that SilverCrest has incurred to date, which include:

  Capital costs depreciated at 12%;

  Non-fixed development capital depreciated at 10%;

  Sustaining capital expenses, depreciated in the year expensed;

  Pre-development exploration costs of $91.5 M depreciated at a rate of 10%; and

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  Historical net operating losses (NOLs) applied in 2023 of $55.9 M.

The resulting taxable income was estimated at $715.1 M. SilverCrest applied a tax rate of 30% to this amount over the LOM for an estimated tax amount of $214.5 M over the LOM. A review was completed with the NOLs excluded, and the Project economics remained positive.

No salvage value was assumed for any items. No consideration of financing was made. The model considers the cash flow only at an asset level and assumes 100% equity ownership. The economic analysis demonstrated that the mine plan had positive economics under the assumptions used. The Project post-tax net present value (NPV) at a 5% discount rate was estimated to be $486.3 M with an internal rate of return (IRR) of 52%. The Project would achieve payback in 1.0 years.

The production schedule was incorporated into a pre-tax financial model to develop the annual recovered metal production. The annual at-mine revenue contribution of each metal was determined by deducting the applicable treatment, refining, and transportation charges (from mine site to market) from gross revenue.

The pre- and post-tax cash flows were based on 90.3 M payable ounces of AgEq (based on gold to silver conversion ratio of 86.9 to 1 gold). A project financial summary is shown in Table 1-12.

Table 1-12: Economic Analysis Summary

Project Metric	Unit	Value
Gold Price		$1,500
Silver Price		$19.00
Mine Life	Year	8.5
Nominal Process Capacity	t/d	1,250
Average Annual Gold Production (LOM)	koz Au	55.96
Average Annual Silver Production (LOM)	koz Ag	5,181
Average Annual Silver Equivalent Production (LOM)	koz AgEq	10,044
Average Annual Gold Production (2023-2029)	koz Au	68.97
Average Annual Silver Production (2023-2029)	koz Ag	6,360
Average Annual Silver Equivalent Production (2023-2029)	koz AgEq	12,354
Initial Capital Expenditure	$M	137.7
LOM Sustaining Capital Expenditure	$M	123.9
LOM C1 Cash Costs (LOM)	$/oz AgEq	4.40
LOM C1 Cash Costs (2023-2029)	$/oz AgEq	4.13
Pre-Tax NPV (5%)	$M	655.9
Pre-Tax IRR	%	63

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Project Metric	Unit	Value
Post-Tax NPV (5%)	$M	486.3
Post-Tax IRR	%	52
Undiscounted Post-Tax Cash Flow (LOM)	$M	656.4
Payback Period (undiscounted, post-tax cash flow)	Year	1.0

Note: C1 cash costs represent costs incurred at each processing stage, from mining through to recoverable metal delivered to market, less net by-product credits.

Sensitivity analysis was completed to evaluate the response of the project NPV and IRR to changes in assumptions on key inputs of metals prices, grades, and capital costs and operating costs. The post-tax results across a range of ±30% are shown in Figure 1-4 and Figure 1-5. The Project is most sensitive to changes in metal prices, less sensitive to changes in capital and sustaining costs, and least sensitive to changes in operating capital costs. Grade sensitivity mirrors the sensitivity to metal prices. The base case metal prices of $1,500/oz Au and $19.00/oz Ag were used in this sensitivity analysis.

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Note: Table prepared by SilverCrest, 2021.

Figure 1-4:  Post-tax NPV Sensitivities (base-case is bolded)

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Note: Table prepared by SilverCrest, 2021.

Figure 1-5: Post-tax IRR Sensitivities (base-case- is bolded)

A sensitivity analysis was performed to assess the impact of changing gold and silver prices on the Project, as outlined in Figure 1-5. The base-case is bolded in Table 1-13 below.

Table 1-13: Economic Results for Different Metal Price Scenarios

Price Case	Gold Price ($/oz)	Silver Price ($/oz)	Post-Tax NPV 5% ($M)	Post-tax IRR (%)
Base Case	1,500	19.00	486.3	52
Three-year Trailing Average	1,788	17.73	530.7	55
Upside (Spot Case)	1,946	27.36	802.5	74
Downside (PEA Base Case Prices)	1,269	16.68	370.4	42

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Note: Five-year Trailing prices and Spot Prices are based on data as of January 4, 2021. PEA Case is based on the pricing from the PEA report with effective date of May 15, 2019 and as amended July 8, 2019.

1.21 Risks

1.21.1 COVID-19

The major risk identified to construction of the process plant and infrastructure is disruption due to a COVID-19 outbreak on site or in the local community. To reduce the likelihood of this risk materializing, the construction workforce will be accommodated at the Project site and isolated from the local community. Access to and from site will be strictly controlled, including quarantine, and testing prior to authorising access to site, and ongoing randomized testing will continue to be implemented to site.

1.21.2 Mineral Resource Estimates

The drill sample spacing varies by vein and the classification of Mineral Resource estimates was assigned based on the level of confidence based on drill core sample spacing. Risk is associated with all classifications of Mineral Resource estimates; however, the greatest risk is associated with the Inferred Mineral Resource estimate.

There is a risk that the Mineral Resource estimate wireframes (>150 gpt AgEq) may be moderately biased with respect to the representative volume, and subsequent estimated tonnage and metal content. This potential bias could be where the wireframes extend somewhat too far into lower-grade (<150 gpt AgEq) assay areas of influence. When the first stope mining operation commences in each vein, a follow-up rolling reconciliation is recommended to allow for any mine call factor adjustments to be made.

Localized extremely high-grade samples were encountered in drill core sampling as part of the mineralization system.  Locally, this represents a risk in the accuracy of grade estimation for Mineral Resource and subsequent Mineral Reserve estimation, and to operational grade control.

Where only widely spaced sampling is available, the spatial extent of the high-grade mineralization may be uncertain.  This risk can be reduced through future close-range sampling to better delineate high-grade shoots within the vein systems, thereby allowing the highest-grade material to be domained to constrain spatial influence of these samples within delineated shoots. Closely spaced pre-production definition drilling in combination with duplicate sampling protocols for high-grade samples should be implemented to mitigate excessive extrapolation of high-grade values and to better inform the local, short-range, grade variability.

1.21.3 Mineral Reserve Estimates and Mine Plan

The main risks that can affect the Mineral Reserves are the decrease in mining recovery and the increase in mining dilution due to the narrow veins that make up the deposit. To mitigate this risk, the mine ramp-up will be gradually increased to design level and stabilized in 2025.

There is a known void area in the Babicanora Central Zone that could cause recovery problems. Although the general area is known, the exact size and geometry of the void area is unknown. To mitigate the possible impact of this risk, mining recovery was tested in Q3 and Q4 2020 with successful results. This area will require additional backfilling and grade monitoring during operations.

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Historical excavations may be encountered during mining. To mitigate this risk, a test hole program will be needed during development and stoping.

A portion of the mine will require stringent measures to maintain/control good ground conditions. In addition, the mine plan requires a significant amount of development and a portion of production will rely on lower-productivity mining methods. This combination of factors represents a risk to ensure the plant operates at its designed capacity. Planned mitigation measures include early commencement of development to provide information on ground conditions, productivity, costs, and mining methods; early hire of site management personnel; stockpiling material so that the plant has an early supply of material for treatment; and gradual ramp-up.

1.21.4 Metallurgical Testwork and Recovery Plan

There is a risk that spikes of high clay/mica content material, with poor settling and filtration characteristics, may occur in the process plant and cause reduced capacity through the tailings filters. During detailed design, SilverCrest can further characterise the mineralized material types and identify areas that have high clay/mica contents and thus will be able to better plan for the treatment of these materials in the plant.

When treating very high-grade silver-gold-copper grades that require high cyanide and zinc reagent additions, there is potential for impurities to build up in the recirculating process water. To mitigate this, the cyanide detoxification circuit was designed to treat an additional barren bleed stream to purge impurities from the process water.

There is a risk that a larger portion of the tailings could exhibit higher clay contents than anticipated.  This could translate into greater moisture than the target at the filter plant and longer times and greater effort to process and compact the filtered tailings at the FTSF. This risk will be mitigated by providing sufficient area for the FTSF, in the early stages of stacking, where tailings that do not meet the design specifications or higher clay content tailings can be temporarily placed in the interior portion of the FTSF. Filtered tailings could then be extended and compacted when conditions allow without the need to stop tailings disposal.  This design assumed that an additional facility, the NW FTSF, could be used as an alternative for temporary, non-specification tailings storage.

1.22 Opportunities

1.22.1 Exploration and Mineral Resource Estimates

The most significant upside is the potential for conversion of Inferred Resources to Indicated Resources and possible Reserves, conversion of excluded Indicated Resources to Reserves, and discovery of additional mineralization that may support Mineral Resource estimation.

Inferred Mineral Resources are estimated at 1.24 Mt grading 4.35 gpt Au, and 367 gpt Ag, or 745 gpt AgEq, for 29.7 Moz AgEq.  The majority of these resources is located in the Babi Vista Vein Splay, Granaditas 1 and 2 veins, El Muerto Zone and the Babicanora Norte Vein. The most significant potential for adding resources and reserves is the Babi Vista Vein Splay with an estimated 211.4 kt grading 13.00 gpt Au and 909 gpt Ag, or 2,039 gpt AgEq for 13.85 Moz AgEq in Inferred Resources.

Indicated Mineral Resources that were not used for vein reserve calculation, not converted to Mineral Reserves, nor included in the Feasibility Study mine plan are estimated at 14.8 Moz AgEq (14.8 Moz 1.04 X 86.9 + 102.9 = 193 gpt AgEq) contained in 2.4 Mt at 1.04 gpt Au and 102.9 gpt Ag, and are either adjacent or proximate to the proposed mine plan. The most significant of these is the Babicanora Main Vein which has an estimated excluded Indicated Resource of 7.0 Moz Ag Eq contained in 1.0 Mt at 1.18 gpt Au and 108.6 gpt Ag or 8.41 Moz AgEq.

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Through October 16, 2020, 45 veins had been identified, but only 21 of those veins have had sufficient drilling to support at least an Inferred Mineral Resource estimate. Surface exploration and drill-testing has identified over 30 km of potential vein strike length that remains to be tested. Future drilling should focus on step-out drilling within the known mineralization zones and testing deeper host lithologies, parallel veins and newly identified areas that had limited historical workings.

In some areas of the deposit, bulk densities are higher than the 2.55 t/m3 value used in Mineral Resource and Mineral Reserve estimation. If higher bulk densities are confirmed, there is potential to slightly increase the tonnages in the estimates.

1.22.2 Mine Plan

With the mine expected to showcase good ground conditions and cemented rock fill being employed in mined-out stopes, there is potential that some pillars could be recovered.

Positive exploration drilling results may present an opportunity for further optimization of the mine design and schedule ahead of commercial production. Several of the high priority exploration opportunities are within or close to the proposed footprint of underground development.

1.22.3 Recovery Plan

While additional studies and engineering would be required to execute a future plant expansion; conceptually, such an expansion could be achieved through the addition of a ball mill, pebble crusher and additional flotation capacity.

1.23 Interpretation and Conclusions

Under the assumptions and parameters discussed in the Report, the Project shows positive economics.

On the basis of the Project's positive economics, SilverCrest has elected to proceed with construction and has entered into an EPC agreement for delivery of the process plant and associated infrastructure.

1.24 Recommendations

A two-phase program is recommended.  The work recommended in the first phase relates to additional drilling, comprising infill and step-out drilling in the area where Mineral Resources have been estimated. This work includes exploration expansion and infill drilling based on already defined Inferred Resources for potential re-classification. The second phase focuses on studies including additional metallurgical testwork to identify areas of high mica/clay content in the veins in the mine plan, additional bulk density measurements, and updating the Mineral Resource and Mineral Reserve estimate using results of drilling, bulk density and geometallurgical testwork.

The majority of the second work phase can be completed in conjunction with the first work phase.  A portion of the density determination, scanned using a portable shortwave infrared (SWIR), work suggested in Phase 2 require channel samples from the in-vein development.  Resource estimation would be completed once results of the Phase 1 drilling are available and would be updated to incorporate information from the proposed density and SWIR programs as those data became available.

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The Phase 1 work program is estimated at $39 M. The Phase 2 program is estimated at $235,000.

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